

April 10, 2013

Via Email

Fred Person
President
Bookedbyus Inc.
619 S. Ridgeley Drive
Los Angeles, CA 90036

> **Re: Bookedbyus Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 25, 2013**
> **File No. 333-176705**

Dear Mr. Person:

We have reviewed your letter dated March 25, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our March 20, 2013 letter.

General

1. Please explain to us how you determined that you are not and have not been a shell company. See Rule 405 of Regulation C and for guidance, refer to Section II.A of SEC Release No. 33-8587. Alternatively, disclose that you are a shell company on your prospectus cover page and in your prospectus summary, and revise your disclosure throughout your prospectus as follows. Include a risk factor, or risk factors, discussing the potential risks associated with investing in a shell company. Specifically discuss the impact of Securities Act Rule 144(i), which will prohibit the use of the Rule 144 safe harbor until one year after you cease to be a shell company, are an Exchange Act reporting company, are current in your periodic reports, and have filed Form 10 level disclosure for operating business activities. Address the potential effects on your ability to attract additional capital through unregistered offerings, and on the liquidity of your shares. As applicable, revise your discussion of Rule 144 on page 23 to describe the steps that you must take before any holders of restricted or control securities can use the exemption. Finally, please note that shell companies may not use registration statements on Form S-8.

Management's Discussion and Analysis

Results of Operations, page 62

2.   We note your response to prior comment 4. Please explain the decline in revenue for the three months ended November 30, 2012, compared with the three months ended November 30, 2011. See Item 303(b) of Regulation S-K. In addition, provide a more detailed discussion of the nature of the professional fees incurred during your two most recent fiscal years. See Item 303(a) of Regulation S-K.

Exhibits, page 74

3.   Please tell us whether you have any contracts for the consulting project that has been your source of limited revenue since inception. If you have any contracts, please file them as exhibits and discuss their material terms, such as their duration. Alternatively, explain why Item 601(b)(10) of Regulation S-K is inapplicable.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC